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Date 8-19-22
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SEC FILE NUMBER
8-67699

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NGC Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

36-01 208th Street
(No. and Street)

Bayside	New York	11361
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil G Carousso	718-423-1100	neil@ngcfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd, Suite 206	St Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Neil G Carousso, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NGC Financial, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Neil G Carousso

Title: Chief Compliance Officer/Managing Member

08/04/2022
Notary Public

LILY ATKINSON
Notary Public - State of New York
No. 01AT6364883
Qualified in Queens County
My Commission Expires Sept. 25, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
NGC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NGC Financial, LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NGC Financial, LLC as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NGC Financial, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
August 18, 2022

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

Assets		
Cash and cash equivalents	$	437,702
Concession and advisory fee receivables		149,815
Other assets		13,470
Total assets	$	600,987
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,567
Commission payable		2,594
Total liabilities		14,161
Member's Equity		586,826
Total liabilities and member's equity	$	600,987

The accompanying notes are an integral part of this financial statement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company is also a Registered Investment Advisor under The Investment Advisor Act of 1940, regulated by the state securities authorities. The Company does not hold customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLES

Concessions are paid directly from registered investment companies. Amounts receivable from registered investment companies are paid within 90 days after the concession is earned. Advisory fees are paid within 30 days after the quarter ends and the fee has been earned. Therefore, no allowance for doubtful accounts has been recorded at June 30, 2022

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is concessions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Concession revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund or insurance company. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based on the Company's income and expenses as reported for income tax purposes.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2018 through 2021 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

LEASE STANDARD

The company adopted ASU 2016-02 *Leases*, which requires recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This adoption did not have a material impact on the Company's statement of financial condition.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At June 30, 2022, the Company had a net capital requirement of $5,000, aggregate indebtedness of $14,161 and a net capital of $426,135 or $421,135 in excess of the minimum net capital requirement.

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member for an annual charge of $7,200 and $1,200, respectively. Any unpaid charges are recorded as due to related party on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at June 30, 2022 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with its bank that at times may exceed the insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses as a result.

REVENUE FROM CONTRACTS WITH CUSTOMERS

Interest income - The Company earns interest income from cash and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Concessions - The Company generates two types of concession revenue: sales-based concession revenue that is recognized on the trade date and trailing concession revenue that is recognized over time as earned. Sales-based concession revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing concession revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing concession revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Fees - The Company earns revenue for performing asset management services for clients. The revenue is earned on a fixed or tiered rate applied, as a percentage, to assets under management. Assets under management vary with market fluctuations and client behavior. The asset management performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the term of the contract. Asset management fees are billed and received quarterly, in arrears, and recognized as earned over the course of the current quarter.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Disaggregation of Revenue:

The following table presents revenue by major source:

Concession Revenue	
Variable Annuities – Sales-based	$ 773
Variable Annuities - Trailing	381,351
Mutual Funds – Sales-based	21,168
Mutual Funds - Trailing	140,568
Non-Securities Insurance Products – Sales-based	19,023
Total Concessions	$ 562,883

For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings.

SUBSEQUENT EVENTS

Management has evaluated all subsequent events from June 30, 2022 through August 18, 2022, the date of the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.